
December 21 2010

David Gao, Chief Executive Officer
BMP Sunstone Corporation
600 W. Germantown Pike, Suite 400
Plymouth Meeting, PA 19462

      Re: BMP Sunstone Corporation
              Preliminary Proxy Statement on Schedule 14A
              Filed on November 24, 2010
              File: 001-32980

Dear Mr. Gao:

We have limited our review of your preliminary proxy statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Letter to shareholders

1.   Please revise to quantify the aggregate transaction price.

Summary, page 1

2.   Please consolidate the disclosure in the Question and Answer section and the Summary section to avoid duplication of the same information.

The Special Meeting, page 13
The Proxy Solicitation, page 15

3.   We note the statement on page 15 that you may solicit proxies by telephone, facsimile, email or other contact. Please be advised that all written soliciting materials, including

any scripts to be used in soliciting proxies over the telephone, in formal or informal meetings or interviews, in e-mail correspondence and information posted on web sites and chat rooms, must be filed under the cover Schedule 14A. *See* Rule 14a-6(b) and (c). Please confirm your understanding of your obligations under Rule 14a-6(b) and (c).

The Merger, page 16
Background of the Merger, page 16

4.   For each meeting please identify the individuals and advisors who negotiated on behalf of each entity and provide additional information, including who initiated the meeting. As non-exclusive examples, we note that you do not identify who was approached by Sanofi during October 2009, and we note "representatives from Sanofi" and "[t]he group" on page 17 and "Company's management" and "members of Company management" elsewhere.

5.   Please revise to clarify the subject matter of discussions and changes to the proposed terms. For example, you refer to "Sanofi's proposed revisions," "Party B's revisions to the draft merger agreement," and "a revised version of the merger agreement," but it is unclear how the terms had changed during these discussions. Similarly, please revise to clarify the "certain confidential financial and operational information" on page 20, "certain assets" on page 21, and "certain actions" and "certain valuation issues" on page 23.

6.   Please revise to clarify when the board of directors met to give David Gao authority to contact Sanofi to measure their interest, which appears to have happened on November 2, 2009. Also, please briefly describe the board's discussions at this meeting concerning Sanofi and any strategic opportunity.

7.   Please clarify, if true, that you use the term "strategic committee" to indicate that all members were present or involved in each meeting, discussion, or communication. Otherwise, please revise to clarify when particular members of the strategic committee were not present or involved.

8.   Please revise to clarify, if known, the reasons provided by Sanofi why it withdrew its initial offer on February 5, 2010.

9.   Please revise to describe the nature of the "confidential information document" provided to seven potential bidders on March 31 and April, 2010.

10.   We note that there is no discussion of any contact between you and Sanofi between February 5, 2010, when it withdrew its initial offer, and April 9, 2010, when Stephens distributed the confidential information materials to your bidders, including Sanofi. Please clarify the time during which there were no communications between you and

Sanofi, and disclose the circumstances, including the individuals and communications, that led to the resumption of Sanofi's discussions with you.

11.   Please revise to identify Sanofi's financial advisors referenced in the first paragraph of page 19.

12.   Please revise to clarify what you mean by receiving a non-binding offer from Sanofi on April 26, 2010 that was "a reiteration of its previous offer in scope …."

13.   Please revise to clarify what you mean by "the resolution of management issues that occurred at the beginning of the year …," as described in the first paragraph of page 20.

14.   Please revise to clarify what you mean by Han Zhiqiang agreed to "take certain actions" in respect of intellectual property identified in the agreement, as described in the third paragraph on page 23.

15.   It appears that the financial advisors' opinions did not address liquidation value or net book value. With a view to disclosure, advise us what consideration the board gave to the company's liquidation value or net book value.

16.   We note your disclosure on page 23 that your board directed Stephens on October 28, 2010 to "reach out again to Party B." Please revise to clarify whether Stephens made any additional communications with Party B and its response, if any.

Opinion of Stephens, page 27

17.   Please revise to provide a brief description of the "financial and operating information" furnished by you to Stephens, as described in the fourth paragraph of page 27. In addition, please clarify whether the "financial projections" are the same as the management projections disclosed on pages 66 and 67, or advise. We note similar disclosure for PBC on page 33.

18.   Please advise us of the "other studies, analyses and investigations" Stephens performed outside of the methods that you disclose on pages 28 through 31. We note similar disclosure for PBC on page 33.

19.   Please revise to provide narrative disclosure to explain the results of your tabular Implied Transaction Multiples analysis on page 28. It is unclear what the implied enterprise value was in terms of a per share or aggregate amount.

20.   Please revise to disclose the assumptions in the Stephens analyses. For example:
- Provide more detail on how Stephens chose the companies used in its Comparable Companies Analysis.

- Clarify how Stephens determined that the discount rate of 18% to 20% was appropriate for the Discounted Cash Flow Analysis.
- Clarify how Stephens determined that 16.0x and 20.0x forecasted adjusted EBITDA was appropriate for terminal value.
- Clarify the "numerous assumptions with respect to industry performance, general business and economic conditions …" made by Stephens, as described in the first paragraph of page 32.

We note similar disclosure for PBC on pages 35 and 36. Please revise for the Stephens and PBC opinions accordingly.

21. Please revise to identify the public equity research analyst and/or his or her firm, as described on page 31.

22. Please revise to provide the disclosure required by Item 1015(b)(4) of Regulation M-A or advise.

23. Please revise to clarify the nature of the contingent aspect of the reimbursement of expenses owed to Stephens, as described on page two of the opinion.

Opinion of Philadelphia Brokerage Corporation, page 32

24. Please revise to clarify that you list the Implied Value per share on page 35 using the 2010 Enterprise Value/EBITDA and 2009 Price/Sales financial metrics, as opposed to the other criteria listed at the bottom of page 34.

25. Please revise to clarify whether the Company is obligated to pay PBC's fee, or whether there are still conditions that cause the obligation to be contingent.

Retention Agreements, page 43

26. Advise us of any management role that will be played by continuing executives. Also, advise us if these agreements involve equity of the purchasers.

Representations and Warranties, page 52

27. Please delete the statement on page 52 that "you should not rely on the representations and warranties contained in the merger agreement as statements of factual information."

Intellectual Property Transfer Agreement, page 66

28. Please revise to clarify the material terms of the Intellectual Property Transfer Agreement. For example, it is unclear why you do not address in more detail the trademarks and patents to be transferred and the restrictions that were removed from the shares held by Han Zhiqiang. Also, please revise to clarify the date when this agreement

was entered into and whether it is contingent upon the consummation of the merger agreement. Advise us whether you will file this agreement.

Appendix A

29.   Please supplementally provide us a list briefly identifying the contents of all omitted schedules or similar supplements to the merger agreement.

Proxy Card

30.   Please revise to indicate that the form of proxy card is a preliminary copy. *See* Rule 14a-6(e)(1).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Edwin Kim at (202) 551-3297 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc: Richard B. Aldridge, Esq.
       Fax: (215) 963-5001